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                              January 4, 2021

       Adam Shane
       Senior Corporate Counsel
       Hamilton Lane Alliance Holdings I, Inc.
       1 Presidential Blvd., Floor 4
       Bala Cynwyd, PA 19004

                                                        Re: Hamilton Lane
Alliance Holdings I, Inc.
                                                            Registration
Statement on S-1
                                                            Filed December 17,
2020
                                                            File No. 333-251419

       Dear Mr. Shane:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1 filed December 17, 2020

       Our amended and restated certificate of incorporation will require..., page 72

   1. We note the disclosure indicates the federal district courts will be the exclusive forum for
                                                        Securities Act claims
while Section 12.1 of Exhibit 3.2 (Amended and Restated
                                                        Certificate of
Incorporation) specifies the Delaware Court of Chancery as the exclusive forum. Please reconcile
and if the federal courts are the exclusive forum for Securities Act claims, please revise
disclosure to address any uncertainty around the enforceability of the provision, given
the concurrent jurisdiction provided in Section 22 of the Securities
                                                        Act. Please also
disclose that investors cannot waive compliance with the federal securities laws and the
rules and regulations thereunder.
 Adam Shane
Hamilton Lane Alliance Holdings I, Inc.
January 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536
with any other questions.



FirstName LastNameAdam Shane                         Sincerely,
Comapany NameHamilton Lane Alliance Holdings I, Inc.
                                                     Division of Corporation
Finance
January 4, 2021 Page 2                               Office of Real Estate &
Construction
FirstName LastName